UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): <u>January 18, 2007</u>

Centennial Communications Corp.
(Exact Name of Registrant as Specified in Its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

0-19603	**06-1242753**
(Commission File Number)	(IRS Employer Identification No.)

3349 Route 138
Wall, New Jersey 07719
(Address of principal executive offices, including zip code)

(732) 556-2200
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 2.02   Results of Operations and Financial Condition.

On November 21, 2006, an affiliate of Centennial Communications Corp. ("Centennial") entered into a definitive agreement to sell its wholly-owned subsidiary, All America Cables and Radio, Inc., to Trilogy International Partners for approximately $80 million in cash. The disposition has been accounted for by Centennial as a discontinued operation.

On January 18, 2007, Centennial posted to its website (www.ir.centennialwireless.com) selected historical financial information about Centennial's continuing operations in its three business segments. A copy of the information is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

   (c)   Exhibits.

          99.1   Selected Historical Financial Results of Centennial Communications Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL COMMUNICATIONS CORP.

Date: January 18, 2007

By: /s/ Tony L. Wolk
Tony L. Wolk
Senior Vice President, General Counsel

EXHIBIT INDEX

Exhibit No.	Description
99.1	Selected Historical Financial Results of Centennial Communications Corp.

EXHIBIT 99.1

Centennial Communications
Selected Historical Financial Results
FY2004 to F1Q07
(in $000's)

	FY2004	FY2005	FY2006	Quarter Ended 11/30/2005 (F2Q06)	Quarter Ended 2/28/2006 (F3Q06)	Quarter Ended 5/31/2006 (F4Q06)	Quarter Ended 8/31/2006 (F1Q07)
Revenue							
U.S. Wireless	$370,200	$399,030	$444,359	$110,957	$109,853	$115,723	$120,421
Puerto Rico Wireless	$278,255	$306,366	$314,119	$78,995	$76,295	$77,701	$77,540
Puerto Rico Broadband	$90,599	$110,910	$116,955	$28,622	$29,106	$30,481	$30,311
Inter Company	($8,992)	($9,870)	($10,352)	($2,545)	($2,555)	($2,671)	($2,871)
Consolidated Revenue	$730,062	$806,436	$865,081	$216,029	$212,699	$221,234	$225,401
Adjusted Operating Income (AOI)[1]							
U.S. Wireless	$149,488	$167,713	$160,634	$40,188	$35,425	$44,368	$43,691
Puerto Rico Wireless	$115,335	$128,710	$127,031	$32,042	$31,954	$28,959	$31,613
Puerto Rico Broadband	$44,259	$58,306	$63,313	$15,510	$15,589	$16,957	$16,849
Capital Expenditures							
U.S. Wireless	$46,882	$74,720	$58,375	$16,073	$7,575	$25,176	$5,403
Puerto Rico Wireless	$46,470	$64,057	$48,711	$16,238	$11,439	$12,096	$7,229
Puerto Rico Broadband	$17,290	$23,123	$27,334	$3,789	$4,935	$11,817	$3,743
Consolidated Capital Expenditures	$110,642	$161,900	$134,420	$36,100	$23,949	$49,089	$16,375

(1) Adjusted operating income is defined as net (loss) income before income (loss) from discontinued operations, income from equity investments, minority interest in income of subsidiaries, income tax benefit (expense), other income (expense), interest expense, net, loss (gain) on disposition of assets, strategic alternatives/recapitalization costs, stock-based compensation expense and depreciation and amortization. Please refer to Centennial's Investor Relations website at www.ir.centennialwireless.com for a discussion of this and other non-GAAP financial measures.

EXHIBIT 99.1

Centennial Communications
Puerto Rico Wireless - Selected Historical Operating Statistics
FY2004 to F1Q07
(in $000's, except per subscriber data)

	FY2004	FY2005	FY2006	Quarter Ended 11/30/2005 (F2Q06)	Quarter Ended 2/28/2006 (F3Q06)	Quarter Ended 5/31/2006 (F4Q06)	Quarter Ended 8/31/2006 (F1Q07)
Puerto Rico Wireless							
Postpaid Subscribers	320,100	368,400	378,400	373,200	374,500	378,400	380,800
Prepaid Subscribers	9,000	3,700	5,100	4,900	4,900	5,100	5,800
Total Subscribers	329,100	372,100	383,500	378,100	379,400	383,500	386,600
Gross Adds	140,500	144,800	140,900	35,600	36,400	32,900	33,800
Net Adds	38,900	43,000	11,400	2,200	1,300	4,100	3,100
ARPU - Total	$74	$73	$69	$70	$67	$68	$67
ARPU - Data	N/A	N/A	$2.54	$1.94	$3.08	$3.32	$3.51
Penetration	8.2%	9.3%	9.6%	9.4%	9.5%	9.6%	9.7%
Postpaid Churn	2.4%	2.3%	2.8%	3.0%	3.0%	2.4%	2.5%
Prepaid Churn	9.9%	11.6%	7.3%	0.5%	11.7%	16.5%	12.9%
Total Churn	2.7%	2.4%	2.9%	3.0%	3.1%	2.5%	2.7%
MOU per Sub - Total	1,203	1,369	1,463	1,475	1,459	1,482	1,519

EXHIBIT 99.1

Centennial Communications
Puerto Rico Broadband - Selected Historical Operating Statistics
FY2004 to F1Q07

	FY2004	FY2005	FY2006	Quarter Ended 11/30/2005 (F2Q06)	Quarter Ended 2/28/2006 (F3Q06)	Quarter Ended 5/31/2006 (F4Q06)	Quarter Ended 8/31/2006 (F1Q07)
Puerto Rico Broadband							
Fiber Route Miles	1,085	1,156	1,246	1,193	1,217	1,246	1,251
Switched Access Lines	48,500	60,900	69,800	65,600	67,500	69,800	71,800
Dedicated Access Lines[1]	212,500	235,500	265,800	258,500	259,600	265,800	297,200
On-Net Buildings	1,154	1,429	1,727	1,569	1,646	1,727	1,786

(1) As of February 2006, excludes 82,700 dedicated access line equivalents related to short term contracts